UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):         ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

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PART 1 - REGISTRANT INFORMATION
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Full Name of Registrant:  ForgeHouse, Inc.

Former Name if Applicable:

4625 Alexander Drive, Suite 150
Address of Principal Executive Office (Street and Number)

Alpharetta, Georgia 30005
City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, Form 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed)

The Quarterly Report on Form 10-Q for the period ended September 30, 2009, could not be filed within the prescribed period because our internal accounting staff and outside independent auditors require additional time to conclude their preparation and review, respectively, of our financial statements and we will need additional time to prepare the related Item 2 disclosure of Management’s Discussion and Analysis or Plan of Operation.

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PART IV - OTHER INFORMATION
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(1)           Name and telephone number of person to contact in regard to this notification

John Britchford-Steel	678	495-3906
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).

☒ Yes No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ForgeHouse, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/S/ JOHN BRITCHFORD-STEEL
John Britchford-Steel Chief Executive Officer

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